Exhibit 21.1
Subsidiaries & Midlantic Office Trust, Inc.

Subsidiaries of the Registrant	State of Incorporation or Organization
Midlantic Partnership, LP	a Delaware limited partnership
Midlantic Office Properties, LLC	a Delaware limited liability company
Midlantic Services, Inc.	a Delaware corporation